Exhibit 99.1

CI Financial Affiliated RIA Congress Wealth Management Acquires Pinnacle Advisory Group to Create $5.8-billion Firm

Transaction boosts CI’s U.S. assets to $58 billion

All financial amounts in U.S. dollars unless stated otherwise.

BOSTON & TORONTO--(BUSINESS WIRE)--May 3, 2021--Congress Wealth Management, LLC (“CWM”) and CI Financial Corp. (“CI”) (TSX: CIX; NYSE: CIXX) announced today that CWM has acquired Pinnacle Advisory Group, Inc. (“Pinnacle”) of Columbia, MD in a transaction that increases the size of CWM’s business by 70% and expands its presence to new markets on the East Coast and in South Florida.

The addition of Pinnacle’s $2.4 billion in assets and offices in Columbia and Miami will increase CWM’s business to $5.8 billion and seven offices nationwide.

The transaction, which closed on April 30, 2021, was financially supported by CI, which holds a significant strategic ownership stake in CWM as part of a U.S. wealth management business with direct investments in 13 registered investment advisor (“RIA”) firms with $56 billion in assets.

“Pinnacle is an ideal addition to our firm with an impressive group of investment professionals and financial planning advisors,” said Paul Lonergan, CWM President. “We are also fortunate to have CI Financial as a strategic partner. Given the size and complexity of the transaction, we could not have executed this without their ongoing support.”

The combination with Pinnacle deepens CWM’s financial planning, trust planning, and tax expertise through access to Pinnacle’s team of professionals, while Pinnacle clients will benefit from a wider range of investment products and strategies.

“We believe there are tremendous complementary advantages by combining our firm with Congress Wealth. From day one we felt a connection between the firm’s cultures,” said John Hill, Chief Executive Officer and Founding Partner of Pinnacle. “We were extremely impressed with Congress’s year-over-year growth rate, and their ability to execute a comprehensive expansion strategy.”

“Congress and Pinnacle exemplify the high quality of the firms within CI’s network and the benefits of partnership,” said Kurt MacAlpine, CI Chief Executive Officer. “Paul and his team have been an exceptional addition to our group and have more than doubled Congress Wealth’s assets since we made our investment last year. The addition of Pinnacle is the latest step in the firm’s continued growth and development.”

CI, a diversified global asset and wealth manager, entered the U.S. wealth management market in early 2020 and has become one of the fastest-growing RIA platforms through 17 acquisitions (including Pinnacle and other acquisitions by affiliated RIAs) and strong organic growth. The Pinnacle transaction and other recently completed acquisitions will increase CI’s U.S. assets to approximately $58 billion and its total combined assets under management and wealth management assets to approximately $225 billion (C$283 billion).

All asset amounts are as at March 31, 2021.

About Congress Wealth Management

Congress Wealth Management provides wealth management and family office services to high-net-worth individuals, families, foundations and endowments, with an emphasis on comprehensive and customized client plans. The firm was named to the Financial Times 300 Top Registered Investment Advisors list in 2019, the third time in four years it has made the list. CWM achieved $2 billion in assets through organic growth over a 10-year period through October 2019 and has grown rapidly since that time through a national initiative to identify M&A opportunities and strategic partnerships. In addition to its Boston head office, the firm has offices in Westport, CT, Scottsdale, AZ, and Orange County, CA. For more information, please visit www.congresswealth.com.

About CI Financial

CI Financial Corp. is an independent diversified global asset and wealth management company operating in Canada, the United States and Australia. CI managed and advised on approximately C$240.6 billion (US$191.5 billion) in client assets as at March 31, 2021. CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. For more information, visit www.cifinancial.com.

The FT 300 assesses registered investment advisers based on desirable traits for investors and presents the FT 300 as an elite group, not a competitive ranking of one to 300. RIAs must complete an application to be considered. The formula the FT uses to grade advisers is based on six broad factors and calculates a numeric score for each adviser. Areas of consideration include AUM, asset growth, the company’s age, industry certifications of key employees, SEC compliance record and online accessibility.

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward-looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

Contacts

Congress Wealth Management
Paul Lonergan
President
617-428-7601

CI Financial
Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media Relations
United States
Trevor Davis, Gregory FCA for CI Financial
443-248-0359
cifinancial@gregoryfca.com

Canada
Murray Oxby
Vice-President, Corporate Communications
416-681-3254
moxby@ci.com